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                                                         -----------------------
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             KENNEDY-WILSON, INC.
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Shares, $.01 par value
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  489399 20 4
 ------------------------------------------------------------------------------
                                (CUSIP Number)

                               Mark M. Hedstrom
                                Colony K-W, LLC
                           1999 Avenue of the Stars
                                  Suite 1200
                         Los Angeles, California 90067
                                (310) 282-8820
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 12, 2003
 ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP NO. 489399 20 4                         13D
-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         THOMAS J. BARRACK, JR.
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
   Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)           [  ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES
--------------------------------------------------------------------------------
                                7. SOLE VOTING POWER
     NUMBER OF                     -0-*
      SHARES                  --------------------------------------------------
    BENEFICIALLY                8. SHARED VOTING POWER
     OWNED BY                      198,039*
      EACH                    --------------------------------------------------
    REPORTING                   9. SOLE DISPOSITIVE POWER
    PERSON WITH                    -0-*
                              --------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   198,039*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    198,039 *
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)     [ ]*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.9%*
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

*  See Item 5.

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   COLONYGP III, INC.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
   Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
                                7. SOLE VOTING POWER
     NUMBER OF                     -0-*
      SHARES                  --------------------------------------------------
    BENEFICIALLY                8. SHARED VOTING POWER
     OWNED BY                      198,039*
      EACH                    --------------------------------------------------
    REPORTING                   9. SOLE DISPOSITIVE POWER
    PERSON WITH                    -0-*
                              --------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   198,039*
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,039*
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)    [ ]*
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%*
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO

--------------------------------------------------------------------------------

*  See Item 5.

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   COLONY CAPITAL III, L.P.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
   Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)             [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
                                7. SOLE VOTING POWER
     NUMBER OF                     -0-*
      SHARES                  --------------------------------------------------
    BENEFICIALLY                8. SHARED VOTING POWER
     OWNED BY                      198,039*
      EACH                    --------------------------------------------------
    REPORTING                   9. SOLE DISPOSITIVE POWER
    PERSON WITH                     -0-*
                              --------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   198,039*
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     198,039*
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

*  See Item 5.

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   COLONY INVESTORS III, L.P.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
   Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)          [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
                                7. SOLE VOTING POWER
     NUMBER OF                     -0-*
      SHARES                  --------------------------------------------------
    BENEFICIALLY                8. SHARED VOTING POWER
     OWNED BY                      198,039*
      EACH                    --------------------------------------------------
    REPORTING                   9. SOLE DISPOSITIVE POWER
    PERSON WITH                    -0-*
                              --------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   198,039*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,039*
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) *
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

--------------------------------------------------------------------------------

*  See Item 5.

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         COLONY K-W, LLC

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
   Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)           [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
                                7. SOLE VOTING POWER
     NUMBER OF                     -0-*
      SHARES                  --------------------------------------------------
    BENEFICIALLY                8. SHARED VOTING POWER
     OWNED BY                      198,039*
      EACH                    --------------------------------------------------
    REPORTING                   9. SOLE DISPOSITIVE POWER
    PERSON WITH                    -0-*
                              --------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   198,039*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,039*
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)     [ ]*
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

--------------------------------------------------------------------------------

            This Amendment No. 1 supplements, and to the extent inconsistent therewith, amends the information set forth in the Statement on Schedule 13D filed on behalf of ColonyGP III, Inc., a Delaware corporation, Colony Capital III, L.P., a Delaware limited partnership, Colony Investors III, L.P. a Delaware limited partnership, Colony K-W, LLC, a Delaware limited liability company, and Thomas J. Barrack and Kelvin L. Davis on July 16, 1998 (together, the "Statement"), which relates to certain shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), and a warrant to acquire additional shares of Common Stock (the "Warrant") of Kennedy-Wilson, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the respective meanings set forth in the Statement. The information set forth in the Exhibits attached hereto is hereby expressly incorporated by reference and the response to each item of this statement is qualified in its entirety by reference to the provisions of such Exhibits. Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item. The Statement is supplemented, amended and restated as follows:

Item 1.           Security and Issuer

            Item 1 of the Statement is amended by deleting the last sentence of the first paragraph thereof and replacing it with the following:

            The principal executive offices of the Issuer are located at 9601 Wilshire Blvd., Suite 220, Beverly Hills, CA 90210.

Item 2.           Identity and Background

            Item 2 of the Statement is amended and restated in its entirety as follows:

            This statement is being filed on behalf of ColonyGP III, Inc., a Delaware corporation ("GP"), Colony Capital III, L.P., a Delaware limited partnership ("Colony Capital"), Colony Investors III, L.P., a Delaware limited partnership ("Colony Investors"), Colony K-W, LLC, a Delaware limited liability company ("Colony"), and Thomas J. Barrack, Jr. (collectively, the "Reporting Persons"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

            Colony was the registered owner of the Shares as of the date of the Transaction (defined below in Item 6). Colony Investors is the registered owner of the Warrant. The sole and managing member of Colony is Colony Investors. The general partner of Colony Investors is Colony Capital. The general partner of Colony Capital is GP. Mr. Barrack is the sole stockholder of GP.

            Colony's principal business is to be the registered owner of certain securities purchased by Colony Investors. Colony Investor's principal business is the acquisition, management and sale of primarily real estate-related investments. Colony Capital and GP's principal business is to make and hold investments.

            Mr. Barrack is the Chief Executive Officer of GP, Byron G. Blount is a Vice President, Robert L. Stelzl is a Vice President, Mark M. Hedstrom is a Vice-President and the Treasurer and Secretary, and Joy Mallory is an Assistant Secretary thereof. GP has no other executive officers. Mr. Barrack is the sole director of GP.

            Mr. Barrack is the Chief Executive Officer and President, Mr. Hedstrom is the Vice President, Treasurer and Secretary and Ms. Mallory is the Assistant Secretary of Colony. Colony has no other officers and has no directors.

            The principal occupation of Mr. Barrack is serving as Chairman and Chief Executive Officer of each of Colony Capital, LLC ("Capital") and Colony Advisors, LLC ("Advisors"). The principal occupation of Mr. Blount is serving as a Principal of Capital. The principal occupation of Mr. Stelzl is serving as a Principal of Capital. The principal occupation of Mr. Hedstrom is serving as Chief Financial Officer, Vice President, Treasurer and Secretary of each of Capital and Advisors. The principal occupation of Ms. Mallory is serving as Assistant Secretary of Capital and Advisors. Each of Capital and Advisors is an affiliate of GP.

            The principal business address of each of the Reporting Persons, Mr. Blount, Mr. Stelzl, Mr. Hedstrom and Ms. Mallory is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

            None of the Reporting Persons nor any other person disclosed in response to this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Each of Messrs. Barrack, Blount, Stelzl and Hedstrom and Ms. Mallory is a citizen of the United States of America.

Item 4.           Purpose of Transaction

Item 4 of the Statement is supplemented by adding the following thereto:

As more fully set forth in Items 5 and 6 below, the Issuer repurchased all of the Shares from Colony on May 12, 2003.

Item 5.           Interest in Securities of the Issuer

            Item 5 of the Statement is amended and restated in its entirety as follows:

            (a) On December 15, 1998, the Issuer declared a 50% stock dividend. Adjusting for such dividend, the number of Shares beneficially owned by the Reporting Persons increased from 440,085 to 660,127 Shares and the Warrant, which had been immediately exercisable for 132,026 shares of Common Stock at $15.00 per share became immediately exercisable for 198,039 shares at $10.00 per share.

            As discussed in further detail in Item 6 of this Statement, on May 12, 2003, the Issuer repurchased from Colony all of the 660,127 Shares owned by it for an aggregate amount of $2,970,572. Accordingly, as of the date hereof, the Reporting Persons may be deemed the beneficial owners of the 198,039 shares of Common Stock that Colony Investors has the right to acquire through the exercise of the Warrant at an exercise price of $10.00 per share, subject to adjustment as provided therein. Accordingly, the Reporting Persons may be deemed to be the beneficial owners of approximately 1.9% of the shares outstanding. The percentage of shares outstanding reported as beneficially owned by the Reporting Persons herein, on the date hereof, is based upon the 10,297,000 shares outstanding reported in the Issuer's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 29, 2003.

            (b) Mr. Barrack, as the sole stockholder of GP, acting as general partner of and on behalf of Colony Capital, acting as general partner of and on behalf of Colony Investors, acting as managing member of and on behalf of Colony, have shared power to vote, or to direct the vote, and the shared power to dispose of, or direct the disposition of,the Warrant and the shares issuable upon exercise of the Warrant beneficially owned by the Reporting Persons.

            (c) Except for the information set forth, or incorporated by reference, in Item 6, which is incorporated herein by reference, to the best knowledge and belief of the Reporting Persons, there have been no transactions effected in the Issuer's Common Stock during the past 60 days by the Reporting Persons.

            (d) To the best knowledge and belief of the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Warrant or the shares issuable upon exercise of the Warrant.

            (e) On May 12, 2003, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Statement is supplemented by adding the following paragraphs thereto:

            The information set forth, or incorporated by reference, in Item 5 above is incorporated herein by reference.

            On May 12, 2003, pursuant to the terms of a Repurchase Agreement by and between Colony and the Issuer (the "Repurchase Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, the Issuer repurchased the 660,127 Shares owned by Colony (the "Transaction"). Such Shares were repurchased by the Issuer for an aggregate amount of $2,970,572, representing an amount equal to $4.50 per share. As a condition to the consummation of the transaction, the Issuer also agreed to amend certain provisions of the Registration Rights Agreement, dated July 16, 1998, by and between Colony Investors and the Issuer (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, pursuant to the terms of a Letter Agreement, by and between Colony Investors and the Issuer, dated May 12, 2003 (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. The Letter Agreement amends the Registration Rights Agreement by eliminating certain conditions relating to Colony Investor's ability to exercise demand and piggyback registration rights.

            Except as described in the Statement, to the best knowledge and belief of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

         The following Exhibits are filed as part of this Schedule 13D:

         Exhibit           Description

         Exhibit 1         Repurchase Agreement, dated April 25, 2003, by and
        `                  between Colony and the Issuer

         Exhibit 2 Registration Rights Agreement, dated July 16, 1998, by and between Colony Investors and the Issuer*

         Exhibit 3 Letter Agreement, dated as of May 12, 2003, by and between Colony Investors and the Issuer

         Exhibit 4         Joint Filing Agreement

___________________________
* Incorporated by reference to the Issuer's Statement of Beneficial Ownership on Schedule 13D, filed on July 24, 1998, Commission File No. 005-42796

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003



                                              By:     /s/ THOMAS J. BARRACK, JR.
                                                      --------------------------
                                                      Thomas J. Barrack, Jr.

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003



                               COLONYGP III, INC.,
                               -------------------
                               a Delaware corporation,

                               By:   /s/ MARK M. HEDSTROM
                                     --------------------------
                                     Mark M. Hedstrom
                                     Vice President, Treasurer and Secretary

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003



                COLONY CAPITAL III, L.P.,
                -------------------------
                a Delaware limited partnership,

                         By:  ColonyGP III, Inc.,
                              ------------------------
                              a Delaware corporation,
                              its general partner

                              By:  /s/ MARK M. HEDSTROM
                                   -------------------------
                                   Mark M. Hedstrom
                                   Vice President, Treasurer and Secretary

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003

                          COLONY INVESTORS III, L.P.,
                          ---------------------------
                          a Delaware limited partnership,

                               By:  Colony Capital III, L.P.,
                                    -------------------------
                                    a Delaware limited partnership,
                                    its general partner

                                    By:  ColonyGP III, Inc.,
                                         -------------------
                                         a Delaware corporation,
                                         its general partner

                                    By:  /s/ MARK M. HEDSTROM
                                         --------------------
                                         Mark M. Hedstrom
                                         Vice President, Treasurer and Secretary

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003

                         COLONY K-W, LLC,
                         ----------------
                         a Delaware limited liability company

                         By: Colony Investors III, L.P.,
                             a Delaware limited partnership,
                             its sole and managing member

                             By:   Colony Capital III, L.P.,
                                   -------------------------
                                   a Delaware limited partnership,
                                   its general partner

                                   By:   ColonyGP III, Inc.,
                                         -------------------
                                         a Delaware corporation,
                                         its general partner

                                   By:   /s/ MARK M. HEDSTROM
                                         --------------------
                                         Mark M. Hedstrom
                                         Vice President, Treasurer and Secretary

                                 EXHIBIT INDEX



  Exhibit           Description
  -------           -----------

  Exhibit 1 Repurchase Agreement, dated April 25, 2003, by and between Colony and the Issuer

  Exhibit 2 Registration Rights Agreement, dated July 16, 1998, by and between Colony Investors and the Issuer*

  Exhibit 3 Letter Agreement, dated as of May 12, 2003, by and between Colony Investors and the Issuer

  Exhibit 4         Joint Filing Agreement

___________________________

* Incorporated by reference to the Issuer's Statement of Beneficial Ownership on Schedule 13D, filed on July 24, 1998, Commission File No. 005-42796

                                                                     EXHIBIT 1


                            REPURCHASE AGREEMENT

                  This Repurchase Agreement (this "Agreement") is made as of April 25, 2003, by and between Kennedy-Wilson, Inc., a Delaware corporation (the "Company"), and Colony K-W, LLC, a Delaware limited liability company ("Seller").

                                 Background

        (a) Seller is the record and beneficial owner of 660,127 shares of common stock of the Company (the "Common Stock").

        (b) Seller desires to sell, and the Company desires to repurchase (the "Repurchase"), the Repurchase Shares (as defined herein).

        (c) Concurrently with the execution of this Agreement, the Company and Colony Investors III, L.P., a Delaware limited partnership ("Colony Investors"), are entering into a letter agreement in the form attached hereto as Exhibit A (the "Letter Agreement"), which shall amend that certain Registration Rights Agreement, dated as of July 16, 1998, between the Company and Colony Investors.

                             Terms of Agreement

                  NOW, THEREFORE, in consideration of the foregoing, the mutual covenants contained herein, and for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

                  1. Repurchase Obligations. Subject to the terms set forth herein, the Company shall have the obligation to repurchase 660,127 shares of Common Stock (the "Repurchase Shares") from Seller, and Seller shall have the obligation to sell all of the Repurchase Shares to the Company, at a purchase price equal to $4.50 per share (the "Repurchase Price").

                  2. Closing. Delivery of, and payment of the Repurchase Price for, the Repurchase Shares shall be deemed made at the offices of the Company, 9601 Wilshire Boulevard, Suite 220, Beverly Hills, CA 90210, with delivery of the Repurchase Shares being made directly to the Company's transfer agent and payment of the Repurchase Price for the Repurchase Shares being made to:

                  Bank Name:                JP Morgan Chase
                  ABA No:                   021000021
                  Swift Code:               CHASUS33 (International Wires)
                  Account No.:              230274404
                  Account Name:             Colony K-W, LLC
                  Bank Address:             1166 Avenue of the Americas
                                            14th Floor
                                            New York, NY 10036
                  Bank Contact:             Diane Salik  (212) 899-2162

Such delivery and payment shall be made by 11:00 a.m. Los Angeles time on the date of this Agreement or at such other time as the parties hereto may agree, which time shall be deemed commensurate with the execution hereof. The time and date of such delivery and the payment for the Repurchase Shares are herein called the "Closing."

            (a) Seller's Obligation. Upon the Closing, Seller shall deliver to the Company one or more certificates representing the Repurchase Shares, duly endorsed for transfer, with appropriate stock powers attached, properly signed and with any necessary documentary or transfer tax stamps duly affixed and cancelled, free and clear of any claims, liens, security interests, restrictions, pledges and encumbrances of any kind (except for such restrictions on transfer as may exist generally under applicable federal and state securities laws).

            (b) Company's Obligation. Upon the Closing,

                 (i) the Company shall deliver to Seller, via wire-transfer, funds equal to US$2,970,572 representing payment in full of the Repurchase Price.

                 (ii) the Company shall cause the transfer agent for the Common Stock to record the transfer of the Repurchase Shares to the Company in the record books of the Company and to take such other action, in each case as required by such transfer agent.

                 (iii) the Company shall pay any and all transfer, documentary, stamp, registration and any similar taxes or other charges incurred in connection with the Repurchase, if any.

         3. Rights as a Stockholder. Upon the Repurchase, the Company shall acquire all rights as a stockholder of the Company with respect to the Repurchase Shares upon the recording of the transfer of the Repurchase Shares to the Company in the record books of the Company.

         4. Execution of Letter Agreement. The Repurchase shall occur simultaneously with, and is contingent upon, the execution by the Company and Colony Investors of the Letter Agreement.

         5. Representations and Warranties of Seller. Seller hereby represents and warrants to the Company as follows:

               (a) Good and Marketable Title. Seller has good and valid title to the Repurchase Shares being sold pursuant to this Agreement, free and clear of all liens, encumbrances, security interests and claims whatsoever, and at the Closing, upon the sale and delivery of, and payment for, such Repurchase
Shares, as provided herein, Seller will convey to the Company good and valid title to such Repurchase Shares, free and clear of all liens, encumbrances and security interests.

               (b) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by Seller.

               (c) Absence of Violations; No Conflicts. The execution and delivery of this Agreement by or on behalf of Seller, the sale of the Repurchase Shares by Seller, the consummation of any of the other transactions contemplated herein, and the fulfillment of the terms hereof, have not violated and will not violate the organizational documents of Seller, any provision of law or regulation or any material contract to which Seller is subject, or any order or decree of any governmental authority to which Seller is subject.

               (d) Absence of Proceedings. No actions, suits or proceedings before or by any court or governmental agency, body or authority, or arbitrator are pending or, to the best of Seller's knowledge, threatened or contemplated, seeking to prevent the sale of the Repurchase Shares or the consummation of the transactions contemplated by this Agreement.

         6. Representations and Warranties of the Company. The Company hereby represents and warrants to Seller as follows:

         (a) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

         (b) Absence of Violations; No Conflicts. The execution and delivery of this Agreement by or on behalf of the Company, the purchase of the Repurchase Shares by the Company, the consummation of any of the other transactions contemplated herein, or the fulfillment of the terms hereof, have not violated and will not violate the organizational documents of the Company, any provision of law or regulation or any material contract to which the Company is subject, or any order or decree of any governmental authority to which the Company is subject.

         (c) Absence of Proceedings. No actions, suits or proceedings before or by any court or governmental agency, body or authority, or arbitrator are pending or, to the best of the Company's knowledge, threatened or contemplated, seeking to prevent the purchase of the Repurchase Shares or the consummation of the transactions contemplated by this Agreement.

         7. Fees and Expenses. Each of the parties acknowledges that it shall be responsible for payment of all costs and expenses incurred by such party in connection with this Agreement and the consummation of the transactions contemplated hereby.

         8. Termination. This Agreement may be terminated:

            (a)      By mutual agreement of the Company and the Seller; or

            (b) By either the Company or Seller if the Closing shall not have occurred on or before May 15, 2003.

         9. Specific Performance; Limitation on Liability. The parties acknowledge and agree that in the event of any breach of this Agreement, the parties would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that each of the Company and Seller, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the transactions contemplated by this Agreement.

         10. Governing Law. This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

         11. Public Announcement. The Company shall not issue a press release or a public statement with respect to the transactions contemplated by this Agreement without the prior written consent of Seller, and, if such consent is provided, the Company shall not issue any such press release or make any such public statement prior to approval by Seller of the contents of such release or statement, except as may be required by law, court process or by obligations pursuant to any listing agreement with a national securities exchange.

         12. Entire Agreement. This Agreement constitutes the entire and final agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to the subject matter hereof which are of no further force or effect.

         13. Amendments. No amendment or modification of this Agreement shall be effective unless set forth in writing and signed by the parties hereto.

         14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         15. Further Assurances. Each of the Company and Seller agree to (a) furnish upon request to each other such further information, (b) execute and deliver to each other such instruments and other documents and (c) to do such other acts, all as the other party may reasonably request for the purpose of carrying out the purposes and intent of this Agreement.

         IN WITNESS WHEREOF, the parties hereto hereby execute this Agreement as of the date first above written.


                                    Company


                                    KENNEDY-WILSON, INC.

                                    By: ___________________
                                        Name:
                                        Title:


                                    Seller


                                    COLONY K-W, LLC

                                    By:    Colony Investors III, L.P.


                                            By:  Colony Capital III, L.P.


                                                     By:  ColonyGP III, Inc.


                                                     By:________________________
                                                         Name:
                                                        Title:

                                                                     EXHIBIT 3

                              LETTER AGREEMENT




                          Colony Investors III, L.P.
                           1999 Avenue of the Stars
                                  Suite 1200
                             Los Angeles, CA 90067


                                                                  May 12, 2003



Kennedy-Wilson, Inc.
9601 Wilshire Boulevard - Suite 220
Beverly Hills, CA  90210


                     Re:  Registration Rights Agreement dated July 16, 1998
                          -------------------------------------------------


Ladies and Gentlemen:

         Reference is hereby made to that certain Registration Rights Agreement, dated July 16, 1998 (the "Agreement"), by and between Colony Investors III, L.P. ("Colony") and Kennedy-Wilson, Inc. (the "Company"), pursuant to which the Company granted to Colony and any permitted assignee the registration rights specified therein.

         The Agreement is hereby modified and amended, as follows:

1. Section 2 - Demand for Registration. Section 2(a) is hereby amended by deleting subsection (i) of the first proviso thereof in its entirety and renumbering subsection (ii) thereof as subsection (i) and renumbering subsection (iii) thereof as subsection (ii).

2.   This amendment shall become effective as of the date hereof.

3. Except as amended hereby, the Agreement is ratified and confirmed and shall continue in full force and effect.

4. This amendment may be executed in one or more counterparts, each of which shall constitute an original, but all of which taken together shall be one and the same instrument.

                                          Very Truly Yours,

                                          COLONY INVESTORS III, L.P.

                                          By:       Colony Capital III, L.P.

                                                    By:   ColonyGP III, Inc.


                                                    By:  _______________________
                                                         Name:
                                                         Title:



Agreed and Accepted,
as of the date first above written:

KENNEDY-WILSON, INC.


By:________________________________
   Name:
   Title:

                                                                     EXHIBIT 4

                            JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to shares of common stock, par value $.01 per share, of Kennedy-Wilson, Inc., a Delaware corporation, and warrants exercisable for additional shares, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.

Dated: May 15, 2003


                             By:   /s/ THOMAS J. BARRACK, JR.
                                   Thomas J. Barrack, Jr.


                              COLONYGP III, Inc.,
                              -------------------
                              a Delaware corporation,

                              By:   /s/ MARK M. HEDSTROM
                                    Mark M. Hedstrom
                                    Vice President, Treasurer and Secretary


                              COLONY CAPITAL III, L.P.,
                              -------------------------
                              a Delaware limited partnership,

                                  By:  ColonyGP III, Inc.,
                                       a Delaware corporation,
                                       its general partner

                                       By:   /s/ MARK M. HEDSTROM
                                             Mark M. Hedstrom
                                             President


                              COLONY INVESTORS III, L.P.,
                              ---------------------------
                              a Delaware limited partnership,

                                   By:   Colony Capital III, L.P.,
                                         -------------------------------
                                         a Delaware limited partnership,
                                         its general partner

                                         By:   ColonyGP III, Inc.,
                                               -------------------
                                               a Delaware corporation,
                                               its general partner

                                         By:   /s/ MARK M. HEDSTROM
                                               --------------------
                                               Mark M. Hedstrom
                                               Vice President, Treasurer and
                                               Secretary


                              COLONY K-W, LLC,
                              ----------------
                              a Delaware limited liability company,

                                 By:   Colony Investors III, L.P.,
                                       ---------------------------
                                       a Delaware limited partnership,
                                       its sole and managing member

                                       By:   Colony Capital III, L.P.,
                                             -------------------------
                                             a Delaware limited partnership,
                                             its general partner

                                                 By:  ColonyGP III, Inc.,
                                                      -------------------
                                                      a Delaware corporation,
                                                      its general partner

                                                 By:  /s/ MARK M. HEDSTROM
                                                      --------------------
                                                      Mark M. Hedstrom
                                                      Vice President, Treasurer
                                                      and Secretary